Exhibit 99.1

IGI Begins Trading on the Nasdaq Capital Market

Hamilton, BERMUDA, 18 March, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) announced that its common shares began trading today on the Nasdaq Capital Market under the symbol “IGIC”.

On March 17, 2020, IGI announced the successful consummation of the business combination with Tiberius Acquisition Corporation (“Tiberius”), resulting in IGI becoming a public company.

IGI Chairman and CEO Wasef Jabsheh said, “Today is a defining and very exciting moment for IGI. I am very proud to list on Nasdaq as a scaled, well-capitalized specialty commercial insurer positioned to prudently grow and compound tangible book value. This milestone is indicative of the successful track record that IGI has built over its 18-year history. Formed in late 2001, with operations beginning in 2002, we have become a truly international company with a global platform and infrastructure writing business in over 200 countries and territories. And we have demonstrated our ability to successfully navigate challenging insurance and reinsurance cycles by generating tremendous value for our shareholders and opportunities for our people.”

“This public listing in the United States, the increased shareholder diversification created through our business combination with Tiberius, and a strong majority-independent Board of Directors, will continue to benefit all of our stakeholders and create opportunities to generate the capital necessary for future growth,” Mr. Jabsheh said.

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About IGI:

IGI is a leading international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in the Dubai International Financial Centre with operations in Bermuda, London, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent) with a Stable outlook by AM Best and “A-” with a Stable outlook by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information and statements regarding the anticipated financial impact of the transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction disrupts current plans and operations ; (2) the potential inability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) costs related to the transaction; (4) changes in applicable laws or regulations; (5) the demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (6) the inability to obtain or maintain the listing of IGI Holdings’ common shares or warrants on Nasdaq in connection with or following the closing of the transaction, including due to the inability to satisfy Nasdaq’s minimum 300 round lot holder requirement; (7) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (8) the potential effects of the coronavirus pandemic; and (9) other risks and uncertainties indicated from time to time in the Form F-4 and proxy statement relating to the transaction, including those under “Risk Factors” therein, and in IGI Holdings’ other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections and forward-looking statements issued by the parties (including statements about IGI’s anticipated performance in 2020 or 2021) are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Investor Contact:

Robin Sidders, Head of Investor Relations

T: + 44 (0) 20 7220 4937

M: + 44 (0) 7384 514 785

Email: Robin.Sidders@iginsure.com